

ITC Limited



Registe
Virginia
37 J. L.
Telephor
Fax: 91

19th January. 2002

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7 Lyons Range
Calcutta 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1 Asaf Ali Road
New Delhi 110 002

Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J.C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11 Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275 Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K. Abdul
Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin - 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752 Sadashiv Peth
R. B. Kumthekar Marg
Pune - 411 030

The Secretary
The Uttar Pradesh Stock Exchange
Association Ltd.
Padam Towers
14/113 Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Board of Directors

This is to advise that the Board of Directors of the Company ('the Board') at its meeting held on 18th January, 2002, appointed Mr. J. B. Stevens as an Additional Non-Executive Director of the Company with effect from 18th January, 2002. At the said meeting, the Board also took on record the resignation of Mr. A. A. F. Rodrigues as a Non-Executive Director of the Company, with effect from the said date.

Kindly amend your records accordingly.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.